UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2007

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
JSE Limited
New York Stock Exchange

Date: 28 September 2007

For Release: Immediately

Contact: Dennis Read
Tel: +44 (0)20 7802 4108

Notification of interests of directors or other persons discharging managerial responsibilities

BHP Billiton Plc announces the following transactions, made by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 of BHP Billiton Plc (Shares).

Date of                          Type of                            Number of                          Price per                           Date
Transaction                   Transaction                     Shares                               Share                                Notified

27 September 2007          Transfer                            14,631                                        N/A                        28 September 2007
27 September 2007          Sale                                 14,188                             ZAR 236.00                       28 September 2007

These transactions were made on behalf of beneficiaries of the Company's Group Incentive Scheme (not being a director or other person discharging managerial responsibilities subject to the Company's Securities Dealing Code).

Following the above transactions, Mr M Kloppers (being an executive director and person discharging managerial responsibilities under the Company's Securities Dealing Code) has an interest in the balance held by the Trust of 336,703 Shares as a potential beneficiary of the Trust.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 28 September 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary